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                                       FILING PURSUANT TO RULE 425 OF THE
                                       SECURITIES ACT OF 1933 AND RULE 14(a)-12
                                       OF THE SECURITIES EXCHANGE ACT OF 1934
                                       FILER: EXCALIBUR TECHNOLOGIES CORPORATION
                                       SUBJECT COMPANY: EXCALIBUR TECHNOLOGIES
                                       CORPORATION
                                       NO. 0-9747

The following is a transcript of an August 22, 2000 conference call concerning the Second Quarter Financial Results of Excalibur Technologies Corporation.


                          EXCALIBUR TECHNOLOGIES CORP.

                            MODERATOR: PATRICK CONDO
                                 AUGUST 22, 2000
                                  6:30 A.M. MT


Operator:      Ladies and gentlemen, thank you for standing by. Welcome to the
               Excalibur Technologies Corporation Fiscal Year 2000 Second
               Quarter Financial Results Conference Call. At this time, all participants are in a listen only mode and later we will conduct a question and answer session. At that time, if you have a question, you will need to press the one key followed by the four key on your push button phone. As a reminder, this conference is being recorded today, August, 22, 2000. Moderator for today's call is Mr. Pat Condo, President and Chief Executive Officer of
               Excalibur Technologies. Mr. Condo, please proceed.

Pat Condo:     Good morning everyone and welcome. I'm Pat Condo, President and
               Chief Executive Officer of Excalibur Technologies. With me today is Joanne Hannafin, Director of Finance. Jim Buchanan is unable to attend this morning.

               Last night, we issued our press release containing financial results for Excalibur's fiscal year 2000 second quarter that ended July 31st. Following our presentation, we'll respond to questions in an interactive format. If your question is not addressed on the call today, please call our investor relations department at (703)-761-3700.

               Let me begin by reviewing our FY2000 second quarter results. During this call we, the management of Excalibur, may make comments about our future expectations, plans and prospects that could constitute forward looking statements as defined by the Private Securities Litigation Act of 1995. Actual results may differ materially from our expectations as the result of various important factors including, but not limited to, the success of our relationships with strategic partners, the competitiveness of our products, the timeliness of our product releases, and the impact of a rapidly changing market place. Risk factors are reported in Excalibur's form 10K for the year ended January 31, 2000, and other SEC filings.

               Today I'm pleased to report our financial results are again in line with our expectations. Overall, we increased our revenues by 25 percent compared to the quarter one year ago. This increase resulted principally from growth in our existing customer base and partnerships and by new licensing agreements. Our total revenue for the second quarter was $11.4 million compared to $9.1 million for the same quarter last year. Total software revenue for the quarter equaled $10 million, an increase of 27 percent over last year.

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               Maintenance revenue was $1.4 million, a 16 percent increase when compared to the same quarter one year ago.

               Total expenses for the quarter were $11.5 million. This represents a 23 percent increase in expenses over our second quarter expenses last fiscal year. The increase in operating expenses is attributable primarily to increased spending in sales in marketing and increased investment in test and visual research and development. The cost of software revenue in this year's second quarter increase 35 percent to $1.7 million as a result of increased software sales. The cost of maintenance revenues in the second quarter decreased 41 percent over the same period last year due to changes implemented in the fourth quarter of last year that streamlined the customer support organization, thus reducing overall costs.

               Gross margin percentages improved to 82 percent in the second quarter this year, compared to about 80 percent in the second quarter of last year. Sales and marketing expense in the second quarter was $5.4 million, an increase of 45 percent over last year. This reflects the continuing investments we're making to drive and close business. For example, we recently began direct sales operations in Germany where we just closed one of our largest ever RetrievalWare sales with Deutsche Post.

               Research and development expenses were $2.8 million. That is a 20 percent increase over last year. General and administrative expenses decreased 15 percent from our second quarter last year to $1.2 million. Other income for the second quarter was about $133,000, bringing our net loss for the quarter to about $2,000, which is approximately break-even for common share. This compares to a net loss of about $200,000 in the second quarter last year, or about a penny a share. For the six months ended July 31,2000, total revenue was $20.8 million, an increase of 23 percent over total revenue of $16.8 million reported for the same period last fiscal year. The company reported a net loss of $1.7 million, or 11 cents per common share, compared to a net loss of $2.1 million, or 15 cents per common share, in the same period last fiscal year.

               As you may know, we focus our sales efforts on three basic market segments: Internet, e-business and online content providers, corporate Internet portals, and original equipment manufacturers or OEMs. For the second quarter, 23 percent of our license revenue resulted from Internet online service sales, 50 percent from Internet portals, and 27 percent from OEMs. For the first half, online revenue accounted for 32 percent of our business, Internet sales for 40 percent, and OEM agreements for 27 percent. This compares with 21 percent, 40 percent and 39 percent for online, Internet and OEM sales respectively in the first half of our last year.

               Our DSO was up a bit this quarter largely due to a few accounts in Europe and we're focusing collection efforts in this area to bring the DSO more in line with our expectations.

               Turning now to our results by product line, total revenue in the second quarter for the Application Group and our RetrievalWare family of products was $9.8 million, an increase of 42 percent over last year. The Application Group had net income of about $1.5 million in the second quarter compared to net income of $82,000 last year. RetrievalWare continues to make strong inroads, not only in online and e-Commerce accounts, but also in it's traditionally strong corporate portal, government, and OEM business lines. During the quarter, noteworthy licensing arrangements were signed with Deutsche Post, the Chicago Tribune, Bell Atlantic, Optima, Nikoyo Limited, KDN, Chadwyck-Healey, Wiznet and Intersect in the corporate portal and online segment,



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               and new agreements were signed with the FDA, USDA and U.S.
               Military in the government sector.

               Total application group revenue for the first six months of this fiscal year is $18.5 million, compared with $13.7 million last year. Net income for the Application Group for the six months totaled $2.1 million compared to a loss of about $50,000, excluding special charges, for the first six months of last year.

               For the Media Services Group and the Screening Room line, total revenue for the quarter was about $1.6 million this year, as compared to $2.2 million last year, and exceeded this year's budgeted revenue for the quarter by $100,000. The total number of Screening Room deals signed in Q2 grew 40 percent this year from ten in Q2 last year to 14 in Q2 of this year.

               The Media Services Group incurred a net loss of $1.5 million in the second quarter of this fiscal year, compared with a net loss of $300,000 during the same period last year, which was in keeping with our expectations. During the quarter, the Media Services Group entered into new agreements with Discovery Channel, webADTV, Digital Island, InterGraph, U.S. Geological Services, and several others as we continue to see demand growth for our Video Content Management Solution among both end users and ASPs.

               For the six months of this year, the Media Services Group has generated $2.3 million in revenue versus $3.1 million in the first six months of last year. The Media Services Group incurred a net loss of $3.8 million for the first half of fiscal 2001, compared to a net loss of $1.6 million for the first half of last year.

               At the end of the second quarter, our cash balance was $11.8 million compared to a balance of $10.8 million at the end of the first quarter this year. We added about $1 million in cash during the second quarter, which was largely due to proceeds from stock option exercises.

               As many of you know, earlier this year we announced an agreement with Intel Corporation that provides for the formation of a new company by merging Excalibur's entire business operations with the three operating units that make up Intel's Interactive Media Services division. These three units include more than 60 people and will bring to the new company relationships with a number of customers, several of whom have entered into multi-year contracts. In addition, Intel will contribute 14 patents and patent applications, source code, components, and licenses for additional Intel technology, as well as $150 million in closing to the new company. These assets will be combined with Excalibur's existing business, which includes advanced tax image and video indexing and content management software and over 600 customers primarily in the media, entertainment and broadcasting business. The transaction of course is subject to regulatory review, Excalibur shareholder approval, and other normal closing conditions. However, all other necessary corporate approvals have been obtained by Excalibur and Intel.

               Today I'm pleased to report we're making continued progress on the proposed merger. We filed our preliminary proxy with the SEC on August 14, 2000. We expect to mail our definitive proxy statement to our shareholders in time for an anticipated close of the transaction this fall. A transition team made up of senior managers from Intel and Excalibur has held several meetings to facilitate integration and business plan development for the new company. We're making good progress planning for such areas as corporate naming, personnel recruitment, product development strategy, licensing, pricing and business practices, worldwide marketing and sales plans, and business and market development.



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               We're also in the process of setting up the new board, which will be composed of both Intel and Excalibur designees, as well as two outside directors.

               Our vision for this new company is to achieve a leading role in interactive media services on the web. Our mission is to provide the owners and creators of premium, high value content to make that content readily available securely and profitably on the web. We're targeting customers that have proven business models for using their content to make money in traditional media, and now want to create a new experience via in an interactive medium. Major sports leagues, news and information companies, and training and education companies are all examples of our initial focus. Our planned solution will deliver all of the connecting infrastructure content owners need to archive and index their assets, search and edit them online, augment and enhance them with interactive content such as statistics, discography, and educational material, reprocess them into somatic packages, such as highlights or series, protect them with advanced tamper resistant software, wrap them with business model support such as e-commerce subscriptions and pay per view, package them for 56K through broadband distribution, and then hand them off to a wide range of distribution channels such as edge distributors like Digital Island, Akamai and Intel Interactive Media Services, last mile distributors such as AOL or Ameri--or home--at home cable and set top box, and even wireless devises.

               We see the new company having several revenue making opportunities as this model is implemented. First, by offering turnkey services for a monthly fee or, in some cases through a revenue sharing agreement, that integrate all of our capabilities into a single hosted platform for bring branded content to the web; second, by working with application services providers, or ASPs, to provide our applications on a fee basis as value added components of their service; third, by continuing to license software as applications to end users for use on corporate premises; and finally, by continuing to license our technologies to OEMs for inclusion in their solution.

               Over time, our strategy is to transition the company from primarily a products company with a licensing model, to a services company with recurring revenues. We expect to continue to sell product to customers whom we believe, because of volume or cost need, will eventually move to the services model. We also intend to maintain a healthy OEM licensing business to further our stature as a supplier of base technology and to capture ongoing revenue as those customers sell their products to the market. We plan to provide a more complete view of our business moving forward once the merger takes place.

               Today we remain comfortable with existing analyst views on the current Excalibur business. We're extremely enthusiastic about the new company and optimistic about its future. While organizations may compete against us for some part of the end-to-end solution we envision providing, no competitor in our view currently has or has announced a comprehensive solution on a par with the offering plan for by the new company. We're building a company we believe that will have the people, the technology, the resources, the customers, the associations and the vision needed to achieve our goal. This concludes my remarks.

               Now, with thanks to all of you who sent in questions via fax and e-mail, we'll address a few questions that represent in a common line of inquiry, and then open it up for an interactive session.

               The first question is, what guidance can you give regarding the outlook for your third quarter?

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               We're currently in the business planning process for the combined company, but it's not possible at present to ascertain what impact, if any, the new business opportunities before us may have on Excalibur's business. Interest in the new company is strong and we've heard from many organizations, not only in Excalibur's current market customer base, but also among our prospects about the opportunities that likely wouldn't have been known to us without this proposed merger. However, we're not at a point yet where we can offer a combined view or any guidance about the new company's prospects going forward. We do expect, though, to have that view after the transaction closes and intend to share that view once our planning is complete. In the meantime, a number on analysts do have reports available on Excalibur as a stand-alone company.

               When will the merger close?

               As we noted earlier, just last week we filed our preliminary proxy for review. We anticipate having the definitive proxy in our shareholder hands in ample time for the transaction to close as expected this fall.

               Is the video business developing as you expected?

               So far. As I noted earlier, our revenue this last quarter actually exceeded our budget expectation by about $100,000 and the number of fields closed showed a nice increase, going from 10 in Q2 last year to 14 in Q2 this year. We did see our revenue--our year-to-year revenue decline somewhat, but that was expected since last year in Q2, we recognized revenue from agreements with Storage Tech and Interview that we didn't expect to recur this year.

               How will the Intel merger enlarge your addressable market?

               Not only will this merger promise to add new products for our new market segments such as tamper resistant software to our family of software product offering, it also opens up an entirely new market segment, the interactive media services market to us. This segment, according to media industry research firm Kagan & Associates [sp], will be a $16 billion market by 2004 and we believe the new company will be uniquely positioned to capitalize on it.

               Now I'd like to ask the operator to brief you on the interactive portion of the question and answer session and then we'll open it up for your questions. Operator?

Operator:      Ladies and gentlemen, we will now begin the interactive portion of the question and answer session. To ask a question, please press the one followed by the four on your push button phone. You will hear a three-toned prompt acknowledging your request and your questions will be polled in the order they are received.
               After you have stated you question, your line will be placed back into listen only. If your question has been answered and you would like to withdrawal your polling request, you may do so by pressing the one followed by the three on your push button phone.
               If you are using a speakerphone, please pick up your handset before pressing the numbers. One moment please for your first question.

               Our first question comes from Jason Ader. Please state your company name followed by your question.

Jason Ader:    Hi. Jason Ader from Thomas Weisel Partners. Hi Pat. How you doing?

P. Condo:      Good.  How are you?

J. Ader: OK. I just was listening with interest to some of the comments you made on the Intel merger. Could you give us a sense of if there are customers lined up yet, number one? If they're not, when do you expect them to be lined up? And secondly, how the integration of your products and their products, how long that will take in sort of getting this solution in a shape that is ready to be sold and revenue recognized?

P. Condo:      Jason, this--the two questions you had were, are we--what
               customers has Intel or the new company lined up and second, when will we have this solution up and running. The answer to the first question is that, separately, Intel has several customers that they've been working with with the tamper resistant software and their content delivery technology and those customers are currently current customers as well as new customers that they've been working with all along. Excalibur has also been working with a series of new customers on the front end of accessing and indexing technologies, and we are together in conversation with a variety of customers that, you know, across the board.

               Second, in terms of how long it will take to put this new solution up, in conversations that we've had, we think that closing the merger in, say the early fall, we should have probably a quarter to two quarters before we would have the service up and running in a production mode. We would certainly have prototype development done and we can certainly begin handling customers right away. Excalibur already has the Screening Room product up and running in a ASP environment and Intel has already had their technology up and running in an ASP environment. So we think it's above, you know, a quarter to two quarters before we would have the technologies fully integrated in a production mode.

J. Ader: OK, great, and then one follow up. It seems like some of the other players of the space, like a Virage [sp] or a Loudeye [sp], are sort or talking--starting to talk the same game here, this solution.

P. Condo:      Right.

J. Ader: Are you--does that concern you? What do you think you have that will give you kind of a competitive advantage against some of those players?

P. Condo:      Well, we have a solution that stands really four different capabilities. We have the ability to do distributed encoding; the ability to do a variety of indexing; the ability to do tamper resisting content protection; and the ability to do video and data combinational and transmission capability. Any one of--any single company out there has maybe a piece of that capability and the beauty of our merger is that we took a company that had one set of those capabilities, which was Intel, and combined it with Excalibur that had the other set and have effective put together, we believe, a company that at least would take three or four companies externally to come together to create a competitive solution. So, certainly many of those companies might market those capabilities, but we believe with the technology, the customers and the capabilities that we have where, you know, orders of magnitude away from what any one of those single companies could offer.

J. Ader: Is there--is Intel Media, Attractive Media Services, have a website that we could go to and sort of with publicly available information or they don't have that?

P. Condo:      I think they do. Let me--but it's probably only for one of the operating units within those three. I don't think it's--I don't think there's a website that completely explores all three of the units and what they bring, but we'll take that off-line and we'll get you some more information.

J. Ader:         OK.  Thanks very much.

P. Condo:        Yep.  Next question.

Operator:        Ladies and gentlemen, if there are any additional questions please press the one followed by the four at this time. Our next question comes from Timothy Myers. Please state your company name followed by your question.

Timothy Myers:   Hi Pat.  Actually this is John Tope at Morgan Stanley out of
                 Cleveland.

P. Condo:        Hi, how are you?

J. Tope: Good. The question I've got relates to the preliminary proxy that you'd sent out and I wondered if you could address the pro forma of the combined divisions. You had shown for last year a loss of about $141 million and I believe it was like $37 million for the first quarter? And the other issue is still that paragraph in there that addressed the stipulation that there probably would be substantial investments going forward, limitations with Intel and addressing like up to $500 million over a 12 month period? Can you address those statements?

P. Condo:        Let me refer--let me ask Joanne Hannafin who's with me today as the Director of Finance.

Joanne Hannafin: All right. We talked about any [unintelligible] contributions going forward and the only one that was mentioned in the pro forma regards compensation payments that will happen in April of 2001. We removed the section in the amendment that related to incurring debt and I think that's what you're referring to as a $500,000.

P. Condo:        $500 million.

J. Hannafin:     Can you..

P. Condo:        Could you state your question again, because those numbers are different  than--the $141 million in loss.

J. Tope: Yeah, let's see here. I think it was in the table on like page 11 or page 20 of preliminary proxy. Because a--I mean, it shows that the Intel Division I believe had a loss of like $6 million for last year or...

P. Condo:        Right.

J. Tope: And they're abouts, and when you looked at the pro forma of the two companies, it actually showed a combined loss of $141 million.

P. Condo:        Now that...

J. Tope:         And a basic diluted loss of $3.41 per share.

P. Condo:        No.

J. Hannafin:     Well, if you're looking at the pro formas, they include--it
                 [unintelligible] the transaction occurring at the beginning of the period, so it includes an adjustment for goodwill as if the transaction had occurred.

P. Condo:        All right. Yeah, I mean the goodwill on this transaction going forward--

J. Hannafin:     It's $135 million in the first year.

P. Condo:        Right. But the operating loss is not that.

Operator:        Does that conclude you...

P. Condo:        Does that answer your question?

J. Tope:         Yeah, that does.  Thanks.

P. Condo:        OK.  Yep.

Operator:        Once again, if there are any additional questions, please press the one followed by the four at this time. Mr. Condo, there are no further questions at this time. Please continue.

P. Condo:        OK. This concludes our FY2001 second quarter financial results conference call. If your question was not addressed in this session, please call our investor relations department who will coordinate the answer or you may fax your question to
                 (703)-748-1255, or you can e-mail it to info@excalib.com. Thank you all for participating.

Operator:        Ladies and gentlemen, that does conclude you conference for today. You may all disconnect and thank you for participating.

Excalibur and Intel filed a preliminary proxy statement/prospectus and other relevant documents concerning the merger with the Securities and Exchange Commission (the "Commission"). For a description of the direct or indirect interests in the transactions concerning the solicitation, we refer you to this preliminary proxy statement/prospectus and the definitive proxy statement/prospectus which Excalibur and Intel plan to file with the Commission.

WE URGE INVESTORS AND STOCKHOLDERS TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE COMMISSION BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and stockholders will be able to obtain free copies of these documents at the Commission's website at www.sec.gov. and upon oral or written request to Excalibur Technologies Corporation, 1921 Gallows Road, Suite 200, Vienna, Virginia 22182, Attention: Investor Relations (telephone number (703) 761-3700.

INVESTORS AND STOCKHOLDERS SHOULD READ THE PROXY STATEMENT/PROSPECTUS CAREFULLY BEFORE MAKING A DECISION CONCERNING THE MERGER.

Intel, Excalibur and their respective officers and directors may be deemed to be participants in the solicitation of proxies from Excalibur stockholders with respect to the transactions contemplated by the merger agreement. Information concerning the participants in the solicitation will be set forth in the proxy statement/prospectus when it is filed with the Commission.

This document contains forward-looking statements, which are based upon current expectations or beliefs, as well as a number of assumptions about future events. The reader is cautioned not to put undue reliance on these forward-looking statements, as these statements are subject to numerous factors and uncertainties, including without limitation, business and economic conditions and growth, continued success in technological advances, costs related to the proposed merger, the inability to obtain governmental approval of the proposed merger, substantial delay in the expected closing of the merger and the risk that the business of the Interactive Media Services division of Intel and Excalibur's businesses will not be integrated successfully, any of which may cause actual results to differ materially from those described in the statements. In addition to the factors discussed above, other factors that could cause actual results to differ materially are discussed in Intel's and Excalibur's most recent Form 10-Q and Form 10-K filings with the Commission.